FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Vizsla Silver Corp.
Suite 700, 1090 West Georgia Street
Vancouver, British Columbia  V6E 3V7
(the "Company" or "Vizsla")

Item 2 Date of Material Change

January 27, 2023

Item 3 News Release

The news releases were disseminated on January 27, 2023 through Cision and filed on SEDAR.

Item 4 Summary of Material Change

The Company announced that it has entered into an agreement with PI Financial Corp. as sole bookrunner and lead agent (the "Lead Agent"), on behalf of a syndicate of agents (together with the Lead Agent, the "Agents") in connection with a commercially reasonable efforts private placement of 23,727,000 common shares (the "Shares") of the Company at a price of $1.65 per Share (the "Offering Price") for aggregate gross proceeds of $39,149,550 (the "Offering"), excluding additional proceeds raised from the exercise of the Agents' Option.

The Company also announced that Mr. Charles Funk has resigned as a director of the Company effective immediately and has been appointed to Lead Technical Advisor to the board.

5.1 Full Description of Material Change

The Company announced that it has entered into an agreement with PI Financial Corp. as sole bookrunner and lead agent (the "Lead Agent"), on behalf of a syndicate of agents (together with the Lead Agent, the "Agents") in connection with a commercially reasonable efforts private placement of 23,727,000 common shares (the "Shares") of the Company at a price of $1.65 per Share (the "Offering Price") for aggregate gross proceeds of $39,149,550 (the "Offering"), excluding additional proceeds raised from the exercise of the Agents' Option (defined below).

The Company will grant the Agents an option (the "Agents' Option"), which will allow the Agents to offer up to an additional 15% of the Offering, on the same terms as the Shares. The Agents' Option may be exercised in whole or in part at any time prior to the Closing Date of the Offering.

The net proceeds from the Offering will be used to advance the exploration, drilling and development of the Company's Panuco Project, as well as for working capital and general corporate purposes.

The closing of the Offering is anticipated to occur on or around February 9, 2023 (the "Closing Date") and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the acceptance of the TSX Venture Exchange. All securities issued under the Offering will be subject to a statutory hold period in Canada expiring four months and one day from the Closing Date.

The Company also announced that effective today, Mr. Charles Funk has been appointed to Lead Technical Advisor to the board. In addition, Mr. Michael Pettingell has been promoted to Senior Vice President, Business Development and Strategy.

Mr. Funk first joined Vizsla Silver in June 2019 as Vice President of Exploration and was elected as a Director in January 2021 when Mr. Martin Dupuis, now COO, joined the team.  Mr. Funk has been an integral part of the team, leading the discovery of the Napoleon and Tajitos/Copala deposits and the Company thanks Mr. Funk for his contributions thus far.

Mr. Funk has agreed to resign as a director to satisfy the requirements of the US Securities Exchange to have a majority independent board.

Mr. Pettingell joined Vizsla Silver in the summer of 2021 the Company is grateful for Mr. Pettingell's strong contributions and this promotion is well deserved.  He has been a major contributor to the Company, helping develop Vizsla's business plan and bringing institutional awareness to the Company due to his experience and strong technical background.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 5 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 6 Omitted Information

Not applicable.

Item 7 Executive Officer

For further information, contact:

Michael Konnert
Chief Executive Officer
Telephone: (604) 364-2215

Item 8 Date of Report

January 27, 2023